Laugh Radio, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016

Laugh Radio, Inc.

TABLE OF CONTENTS



To the Stockholders of
Laugh Radio, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Laugh Radio, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from January 27, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 3, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LAUGH RADIO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016

ASSETS

Current Assets:

Cash and cash equivalents	$ 44,618
Accounts receivable	1,560
Other current assets	10,000
Total Current Assets	56,178

Non-Current Assets:

Property and equipment, net	2,284
Intangible assets - trademark	4,631
Total Non-Current Assets	6,915
TOTAL ASSETS	$ 63,093

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

Accounts payable	$ 102,907
Accrued expenses	3,860
Related party advances	148,814
Accrued interest payable	3,345
Pending Investment	25,000
Total Current Liabilities	283,926

Long-Term Liabilities:

SAFE agreement liability	740,000
Total Long-Term Liabilities	740,000
Total Liabilities	1,023,926

Stockholders' Equity (Deficit):

Common Stock, $0.0001 par, 10,000,000 shares authorized, 7,100,000 shares issued and outstanding, 2,729,167 shares vested, each as of December 31, 2016.	710
Additional paid-in capital	-
Stock subscriptions receivable	(710)
Accumulated deficit	(960,833)
Total Stockholders' Equity (Deficit)	(960,833)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 63,093

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LAUGH RADIO, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from January 27, 2016 (inception) to December 31, 2016

Net revenues	$	4,835
Costs of net revenues		(5,554)
Gross profit (loss)		(719)
Operating Expenses:		
General and administrative		325,584
Development		494,582
Sales and marketing		136,603
Total Operating Expenses		956,769
Loss from operations		(957,488)
Other Income/(Expenses):		
Interest expense - related party		(3,345)
Total Other Income/(Expense)		(3,345)
Provision for income taxes		-
Net Loss	$	(960,833)

LAUGH RADIO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from January 27, 2016 (inception) to December 31, 2016

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Stock Subscription Receivable | Stockholders' Equity (Deficit) |
	Number of Shares	Amount				
Balance at January 27, 2016 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	7,100,000	710	-	-	(710)	-
Net loss	-	-	-	(960,833)	-	(960,833)
Balance at December 31, 2016	7,100,000	$ 710	$ -	$ (960,833)	$ (710)	$ (960,833)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LAUGH RADIO, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from January 27, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(960,833)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		457
SAFE issued for marketing services		100,000
Change in operating assets and liabilities:		
Change in accounts receivable		(1,560)
Change in other current assets		(10,000)
Change in accounts payable		102,907
Change in accrued expenses		3,860
Change in accrued interest payable		3,345
Net Cash Used In Operating Activities		(761,824)
Cash Flows From Investing Activities		
Purchases of equipment		(2,741)
Trademark costs		(4,631)
Net Cash Used In Investing Activities		(7,372)
Cash Flows From Financing Activities		
Advances from related parties		148,814
Proceeds on pending investment		25,000
Issuance of SAFE agreements		640,000
Net Cash Provided By Financing Activities		813,814
Net Change In Cash		44,618
Cash at Beginning of Period		-
Cash at End of Period	$	44,618
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental Disclosure of Non-Cash Financing Transactions		
Issuance of SAFE agreement for marketing services	$	100,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Laugh Radio, Inc. (the "Company"), is a corporation organized January 27, 2016 under the laws of Delaware. The Company operates a mobile application dedicated to streaming stand-up comedy over the internet to users.

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of formation activities, business development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no allowances against its receivable balance as of December 31, 2016.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $457 for the period ended December 31, 2016. The Company's property and equipment consisted of the following as of December 31, 2016:

	2016
Computers	$ 2,741
Less: accumulated depreciation	(457)
Property and equipment, net	$ 2,284

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $494,582 for the period ended December 31, 2016.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The

Company had a net operating loss carryforward of $853,880 as of December 31, 2016. The Company pays Federal and California income taxes at rates of approximately 34% and 8.82%, respectively, and has used an effective blended rate of 39.82% to derive net tax assets of $340,025 as of December 31,

2016, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained a net loss of $960,833 during the period ended December 31, 2016, and current liabilities exceed current assets by $227,748 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: SAFE AGREEMENTS

In 2016, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $640,000 and non-cash marking services of $100,000, inclusive of $175,000 of such agreements with related parties to the Company. The SAFE Agreements entitle the holders to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $740,000 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event (as defined in the agreements), which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a pre-money valuation on the Company's then outstanding capitalization ($7,000,000 and $5,500,000 valuation cap for $505,000, and $235,000 of Purchase Amount, respectively) (as further defined in the agreements), or b) at a discount (20%, 10%, and 0% for $505,000, $145,000, and $90,000 of Purchase Amount, respectively) to the price per share in the triggering preferred stock issuance.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreements are convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share determined by a pre-money valuation cap ($7,000,000 and $5,500,000 valuation cap for $505,000, and $235,000 of Purchase Amount, respectively) on the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreements converts into the Company's preferred stock, it would have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 5: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of $0.0001 par value common stock, of which the Company has reserved 2,500,000 shares for issuance under the 2016 Equity Incentive Plan.

As of December 31, 2016, 7,100,000 shares of common stock are issued and outstanding.

Common Stock Issuances

On January 27, 2016, the Company issued 7,000,000 shares of common stock to its Chief Executive Officer and President at $0.0001 per share, for total proceeds of $700. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. On the January 27, 2016 issuance date, 1,400,000 of the shares of common stock vested and were released from the repurchase option. The remaining unvested shares of common stock vest monthly thereafter over 48 months.

On January 27, 2016, the Company issued 100,000 shares of common stock to its legal counsel at $0.0001 per share, for total proceeds of $10. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. On the January 27, 2016 issuance date, zero shares of common stock vested. The unvested shares of common stock vest monthly thereafter over 24 months, commencing February 13, 2016.

Neither stock issuance was funded as of December 31, 2016 and therefore are presented in the balance sheet as stock subscriptions receivable.

4,370,833 shares of common stock remained unvested and subject to repurchase as of December 31, 2016, and will vest over a weighted average 37 months as of December 31, 2016.

NOTE 6: STOCK PLAN

The Company has adopted the 2016 Equity Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 2,500,000 shares as of December 31, 2016 (as discussed in Note 9, this was increased to 3,000,000 in January 2017). The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Shares available for grant under the Plan amounted to 445,000 as of December 31, 2016.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the year ended December 31, 2016 is as follows:

	December 31, 2016	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ 0.04
Granted	2,105,000	$ 0.04
Exercised	-	$ -
Forfeited	(50,000)	$ 0.04
Outstanding - end of year	2,055,000	$ 0.04
Exercisable at end of year	64,000	$ 0.04
Weighted average grant date fair value of options granted during year	$ -	
Weighted average duration to expiration of outstanding options at year-end (years)	9.25	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company determined the stock-based compensation expense under FASB ASC 718 for the year ended December 31, 2016 was trivial and therefore did not recognize expense related to the 2016 stock option issuances.

NOTE 7: RELATED PARTY TRANSACTIONS

In July 2016, the Company entered into a promissory note payable with its Chief Executive Officer for $92,048 of principal received by the Company. This note bears interest at 7% annually and matures at the earlier of December 31, 2017 or the next equity financing providing proceeds of $500,000 or greater. The balance outstanding on this arrangement as of December 31, 2016 was $92,048, along with $2,930 of accrued and unpaid interest incurred during 2016.

In August 2016, the Company entered into a promissory note payable with its Chief Financial Officer for $15,000 of principal received by the Company. This note bears interest at 7% annually and matures at the earlier of December 31, 2017 or the next equity financing providing proceeds of $1,000,000 or greater. The balance outstanding on this arrangement as of December 31, 2016 was $15,000, along with $415 of accrued and unpaid interest incurred during 2016.

During 2016, officers and employees of the Company provided advances to the Company to satisfy cash flow needs. These arrangements are informal without note agreements. The total balance due under such arrangements as of December 31, 2016 was $41,766. These advances bear no interest and are considered payable on demand.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Amended Articles of Incorporation

On January 11, 2017, the Company amended and restated its articles of incorporation, amending its authorized capital structure to 18,200,000 shares of $0.0001 par common stock and 6,182,449 shares of $0.0001 par preferred stock. The preferred stock are designated as 4,072,741 shares of Series Seed Preferred Stock, 412,631 shares of Series Seed-1 Preferred Stock, and 1,697,077 shares of Series Seed-2 Preferred Stock. Preferred stock were granted various rights, preferences, and protections.

Stock Options

In January 2017, the Company amended the 2016 Equity Incentive Plan, increasing the reservation of common stock from 2,500,000 shares to 3,000,000 shares.

Subsequent to the date of the balance sheet, the Company issued 200,000 stock options to a newly hired employee.

Series Seed Preferred Stock

Subsequent to the date of the balance sheet, the Company raised $1,521,470 through the issuance of its Series Seed Preferred Stock. This offering triggered conversion of all outstanding SAFE agreements to the Company's preferred stock.

SAFE Agreements

Subsequent to the date of the balance sheet, the Company issued an additional $50,000 of SAFE agreements, with terms similar to those described in Note 4.

Management's Evaluation

Management has evaluated subsequent events through April 3, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.